--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            ------------------------

                            THE TIMES MIRROR COMPANY
                                (NAME OF ISSUER)

                            THE TIMES MIRROR COMPANY
                      (NAME OF PERSON(S) FILING STATEMENT)

        CONVERSION PREFERRED STOCK, SERIES B, $1.00 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  887364 40 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               E. THOMAS UNTERMAN
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                            THE TIMES MIRROR COMPANY
                              TIMES MIRROR SQUARE
                         LOS ANGELES, CALIFORNIA 90053
                                 (213) 237-3700
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                    COPY TO:

                             PETER F. ZIEGLER, ESQ.
                            GIBSON, DUNN & CRUTCHER
                             333 SOUTH GRAND AVENUE
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 229-7000

                               NOVEMBER 29, 1995
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                            ------------------------

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
        TRANSACTION VALUATION*                   AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
             $86,125,000                               $17,225
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

* Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934. Assumes the purchase of 3,250,000 shares at the maximum tender offer price of $26.50 per share.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:      Not applicable.            Filing Party:    Not applicable.
Form or Registration No.:    Not applicable.            Date Filed:      Not applicable.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Issuer Tender Offer Statement on Schedule 13E-4 (this "Statement") relates to an offer by The Times Mirror Company, a Delaware corporation (the "Company"), to purchase, upon the terms and subject to the conditions contained in the Offer to Purchase, dated November 29, 1995 (the "Offer to Purchase"), and the accompanying Letter of Transmittal (which together constitute the "Offer" and which are annexed to and filed with this Statement as Exhibits (a)(1) and
(a)(2), respectively) up to 3,250,000 shares of Conversion Preferred Stock, Series B, par value $1.00 per share (the "Shares"), at prices, net to the seller in cash, without interest thereon, not greater than $26.50 nor less than $25.00 per Share, taking into consideration the number of Shares so tendered and the prices specified by the tendering stockholders.

ITEM 1. SECURITY AND ISSUER.

     (a) The name of the issuer is The Times Mirror Company, a Delaware corporation. The address of its principal executive office is Times Mirror Square, Los Angeles, California 90053.

     (b) The class of equity securities to which this Statement relates is the Conversion Preferred Stock, Series B, par value $1.00 per Share. Reference is hereby made to the information set forth on the cover page and page 1 of the Offer to Purchase, which is incorporated herein by reference.

     (c) Reference is hereby made to the information set forth in "8. Price Range of Shares; Dividends" of the Offer to Purchase, which is incorporated herein by reference.

     (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Reference is hereby made to the information set forth in "11. Source and Amount of Funds" of the Offer to Purchase, which is incorporated herein by reference.

     (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(j) Reference is hereby made to the information set forth in "9. Purpose of the Offer; Certain Effects of the Offer" of the Offer to Purchase, which is incorporated herein by reference. Except as set forth in the Offer to Purchase, the Company has no present plans or proposals which would relate to, or would result in, any transaction, change or other occurrence with respect to the Company or any class of its equity securities as is listed in paragraphs (a) through (j) of Item 3 of Schedule 13E-4.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

     Reference is hereby made to the information set forth in "12. Transactions and Agreements Concerning the Shares" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     Reference is hereby made to the information set forth in "12. Transactions and Agreements Concerning the Shares" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Reference is hereby made to the information set forth in "15. Fees and Expenses" of the Offer to Purchase, which is incorporated by reference.

ITEM 7. FINANCIAL INFORMATION.

     (a)-(b) Reference is hereby made to the information set forth in "10. Certain Information Concerning the Company" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

     (a) None.

     (b) None.

     (c) Not applicable.

     (d) None.

     (e) Reference is hereby made to the entire text of the Offer to Purchase and the related Letter of Transmittal, which are incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1)   --  Offer to Purchase, dated November 29, 1995.
    (a)(2)   --  Form of Letter of Transmittal, together with Guidelines for Certification of
                 Taxpayer Identification Number on Substitute Form W-9.
    (a)(3)   --  Form of Notice of Guaranteed Delivery.
    (a)(4)   --  Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
                 Other Nominees.
    (a)(5)   --  Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks,
                 Trust Companies and Other Nominees.
    (a)(6)   --  Form of Letter to Stockholders from Mark H. Willes, President and Chief
                 Executive Officer of the Company, dated November 29, 1995.
    (a)(7)   --  Form of press release issued by the Company on November 28, 1995.
    (a)(8)   --  Form of Memorandum and Election Form, dated November 29, 1995, to participants in the Times Mirror Savings Plus Plan.
    (b)      --  None.
    (c)      --  None.
    (d)      --  None.
    (e)      --  None.
    (f)      --  None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THE TIMES MIRROR COMPANY

                                          By:    /s/  E. THOMAS UNTERMAN
                                              ------------------------------
                                                     E. Thomas Unterman
                                                 Senior Vice President and
                                                  Chief Financial Officer

Dated: November 29, 1995

                                 EXHIBIT INDEX

EXHIBIT NO.                                     DESCRIPTION                                 PAGE*
-----------      -------------------------------------------------------------------------  -----
   (a)(1)    --  Offer to Purchase, dated November 29, 1995...............................
   (a)(2)    --  Form of Letter of Transmittal, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.................
   (a)(3)    --  Form of Notice of Guaranteed Delivery....................................
   (a)(4)    --  Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
                 Other Nominees...........................................................
   (a)(5)    --  Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks,
                 Trust Companies and Other Nominees.......................................
   (a)(6)    --  Form of Letter to Stockholders from Mark H. Willes, President and Chief
                 Executive Officer of the Company, dated November 29, 1995................
   (a)(7)    --  Form of press release issued by the Company on November 28, 1995.........
   (a)(8)    --  Form of Memorandum and Election Form, dated November 29, 1995, to participants in the Times Mirror Savings Plus Plan.......................
      (b)    --  None.....................................................................
      (c)    --  None.....................................................................
      (d)    --  None.....................................................................
      (e)    --  None.....................................................................
      (f)    --  None.....................................................................

---------------

*Page references are to sequentially numbered copy.